UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: February 20, 2014		Signed: /s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

Release: Immediate February 20, 2014

Canadian Pacific Railway Limited declares dividend

CALGARY – The Board of Directors of Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today declared a quarterly dividend of thirty-five cents ($0.35) Canadian per share on the outstanding Common Shares.

The dividend is payable on April 28, 2014 to holders of record at the close of business on March 28, 2014, and is an “eligible” dividend for purposes of the Income Tax Act (Canada) and any similar provincial/territorial legislation.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

612-849-4717

24/7 Media Pager: 855-242-3674

Email: ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

403-319-3591

Email: investor@cpr.ca